UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Turbo Energy, S.A. (“Turbo Energy” or the “Company”), a company organized under the laws of the Kingdom of Spain, is furnishing this Report on Form 6-K to disclose that on December 2, 2024, the Company entered into a Strategic Advisory Agreement (the “Agreement”) with Mr. Julian Groves (the “Advisor”), providing for the Advisor to work in collaboration with Turbo Energy’s executive management team to establish the Company’s U.S. sales, logistical and technical infrastructure, which will allow for the initiation and ongoing ramp-up of sales and support of Turbo Energy’s solar energy storage solutions in the United States (collectively, the “Services”).

The term of the Agreement shall be bifurcated into two phases, with Phase 1 commencing immediately and continuing through December 31, 2025; and Phase 2 commencing on January 1, 2025 and terminating on December 31, 2025. However, the term of Phase 2 may be renewed every six months thereafter at the sole discretion of Turbo Energy. In connection with assisting the Company establish and evolve the necessary U.S. operational infrastructure, the Advisor shall endeavour to assist Turbo Energy, through the delivery of the Services, to generate a minimum of US$250,000 (two hundred and fifty thousand U.S. dollars) from collected sales of Turbo Energy products in the United States market stemming from prospects, business partners, and others first introduced to Turbo Energy by him (“Collected Sales”). Collected Sales shall be defined as any revenue from Turbo product sales that has been properly contracted, invoiced by Turbo Energy and the invoiced amounts paid and collected by Turbo Energy from U.S. customers. During Phase 2, the Advisor shall endeavour to assist Turbo Energy, through the delivery of the Services, a minimum of US$750,000 (seven hundred and fifty thousand U.S. dollars) from Collected Sales of Turbo Energy products in the United States market stemming from prospects, business partners, and others first introduced to Turbo Energy by him.

In accordance with the terms and conditions of the Agreement, the Advisor will be entitled to receive quarterly cash bonuses in amounts to be determined solely by Turbo Energy, and payable at a time to be determined by Turbo Energy, if at all, for meeting and exceeding defined objectives.

Subject to the Advisor achieving predetermined sales goals and other key performance indicators as defined in the Agreement, the Advisor is also eligible to earn warrants in up to two tranches to purchase in aggregate up to 1% of the Company’s total outstanding ordinary shares, as converted to ADRs that are issued and outstanding on December 2, 2024, or up to 110,172 ADRs. The issuance of the ADRs will be made in reliance on an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder. A copy of the Form of American Depository Shares Purchase Warrant (“Purchase Warrant Agreement”) has been furnished in this report as Exhibit 4.1.

The foregoing description of the Agreement and the Purchase Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of these agreements, copies of which are attached as Exhibit 10.1 and Exhibit 4.1 to and made a part of this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
4.1	Form of Purchase Warrant Agreement
10.1	Agreement between Turbo Energy, S.A. and Julian Groves, dated December 2, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: December 6, 2024	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

3